June 14, 2010

Mr. Larry Spirgel, Assistant Director
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. John Zitko, Staff Attorney
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, DC 20549

Via EDGAR and Federal Express

RE:	SecureAlert, Inc. SEC File No. 000-23153
Preliminary Consent Solicitation on Schedule 14A
Filed May 14, 2010
File No. 000-23153

Dear Ms. Murphy and Messrs. Spirgel and Zitko:

This letter responds to the letter of the staff of the Commission (the “Staff”) dated June 11, 2010 (the “Comment Letter”), with regard to the above-referenced Preliminary Consent Solicitation on Schedule 14A (the “Schedule 14A”) filed by SecureAlert, Inc., a Utah corporation (the “Company” or “SecureAlert”), and contains the Company’s responses to the Staff’s comments.
For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses.

Background of the Proposed Amendment, page four

1.
We note your response to comment two from our letter dated June 2, 2010 and the amended disclosure on page four.  Please revise to disclose the total number of common shares outstanding upon conversion of all Series D if the company completes its Series D offering.

Response

We have revised the Schedule 14A to include this information requested by the Staff in this comment.

2.
We continue to note your response to comment five from our letter dated May 21, 2010 that, notwithstanding the fact that majority (60%) voting rights were provided to the holders of your Series D shares upon the first closing on January 13, 2010, regardless of the number of preferred or common shares then outstanding, and consents to increase the authorized capital of the company were obtained from each purchaser, your board did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company or conferring control to a particular group of investors.  If true, please include such statement as disclosure immediately after the statement on page four: “The Company is not aware of any person or entity who is seeking to acquire control of the Company.”

U.S. Securities and Exchange Commission
June 14, 2010

Response

We have included the statement suggested by this comment on page four of the revised Schedule 14A.

The Series D Convertible Preferred Stock, page five

3.
We note your response to comment four from our letter dated June 2, 2010 and the disclosure added to page six that “The Board of Directors considered, among other factors . . . that the amounts in which . . . [your officers and directors] participated were in the aggregate a relatively small portion of the total offering amount and . . . that [your officers and directors] all participated on terms identical to the terms offered to non-affiliated investors.” (emphasis added)

However, we note from the disclosure contained on page eight that your CEO and Chairman, David Derrick, was the second largest individual purchaser of the Series D shares, having exchanged $3,144,000 worth of debt on January 13, 2010 and we can not locate any disclosure relating to the secured status of the debt converted by each purchaser.

As disclosed on page 11 of the company’s Form 10-K filed on the same day as the initial closing of the Series D shares, the company incurred a net loss of $23,081,500 at the end of fiscal year 2009 along with negative cash flows from operating activities of $8,521,326 and an accumulated deficit of $205,765,496.  The company specifically asserted: “These factors raise substantial doubt about our ability to continue as a going concern.”

Because of the company’s financial condition, its ability to pay any debts owed to its officers and directors may have been a factor considered by the board when determining to authorize and issue the Series D shares.

If true, please revise to clarify that your disclosure on page six contains all material factors considered by the board, not simply “among other factors.”  Additionally, please revise your disclosure to clarify whether the debt converted by your officers and directors was secured or unsecured debt and, if secured, its relative priority.  Please revise your disclosure to clarify whether, and if so, how the board considered the company’s financial condition and the secured or unsecured status of the debt owed to those officers and directors converting debt into Series D shares.  We note your disclosure on page 10 that the interested director abstained from voting on such approval.  Please revise to clarify whether, and if so, how Mr. Derrick took any part in the consideration of such approval.  Finally, please revise to clarify whether, and if so, how the board considered the apparent conflict of giving officers and directors purchasing the Series D shares the special 60% voting rights.

U.S. Securities and Exchange Commission
June 14, 2010

Response

Please see the revised disclosure on page five of the revised Schedule 14A. None of the debt exchanged for shares by officers and directors was secured debt.  A few of the creditors who converted debt to shares were secured creditors. After the conversions in the private placement, approximately $150,000 of senior secured convertible notes remain outstanding. The secured debt of the Company is disclosed in the Company’s financial statements and notes to financial statements included with its periodic reports on Forms 10-Q and 10-K filed with the Commission.  As disclosed in those financial statements and relevant notes, most of the Company’s debt is unsecured.  Some of these unsecured obligations were guaranteed personally by Mr. Derrick on behalf of the Company by the pledge of letters of credit or shares of the Company’s Common Stock.  A portion of the shares of Series D received by Mr. Derrick were issued as compensation for shares of stock forfeited in satisfaction of obligations he had personally guaranteed.

The ability to repay any debts owed to the Company’s officers and directors, as distinguished from any other creditor of the Company, was not a factor in the Board of Director’s decision to designate the Series D Preferred Stock and to issue it to debt holders of the Company.  The decision to permit members of the Board of Directors, including Mr. Derrick, to participate in the offering of the Series D Preferred Stock was prompted by management’s discussions with significant creditors of the Company, primarily investors in the Company’s debentures issued in 2009, regarding the possibility of converting their debt to equity. Certain of those debt holders indicated a willingness to convert their debt to equity provided the directors or officers of the Company who held debt or who were owed money by the Company also converted those obligations into equity under the same terms and conditions.

Security Ownership of Certain Beneficial Owners and Management, page 10

We note your response to comment three from our letter dated June 2, 2010.  Please revise the beneficial ownership table to include each purchaser and acquirer of the Series D Preferred Stock prior to the first closing on January 13, 2010.

Response

We also note that because of the time (month) that has passed since the Company commenced the process of seeking consents to the adoption of the amendment described in the Schedule 14A, the Company has had to use a new record date for determining those shareholders entitled to vote on the amendment.  The new record date is June 11, 2010 and consequently, all of the beneficial ownership tables in the Schedule 14A have been revised to reflect the ownership of the Common Stock and the Series D Preferred Stock as of June 11, 2010.  As noted at page 13 of the revised Schedule 14A, there was one conversion and two transfers of the Series D Preferred Stock after January 13, 2010 and prior to the record date: (a) Mr. Derrick converted 833 shares of Series D Preferred Stock on May 13, 2010 and 334 shares on May 20, 2010, for a total of 7,002,000 shares of Common Stock, leaving him with 2,233 shares of Series D Preferred Stock as of the Record Date.  Mr. Derrick undertook these conversions to enter into a loan transaction as a guarantor of ADP Management Corporation, an entity controlled by Mr. Derrick, pursuant to which Mr. Derrick was required to pledge 5,000,000 shares of Common Stock as collateral.  Mr. Derrick also used 2,000,000 shares of the Common Stock acquired in the conversion as payment of certain obligations of ADP. See the beneficial ownership table for management on page 13 for the current ownership of the Company’s securities by Mr. Derrick.  (b) On January 14, 2010, Group Investment Solutions, LLC distributed the 250 shares it had acquired to its eight individual members.  Of this total, 172 shares of Series D Preferred Stock were transferred to Chad Olsen, our Chief Financial Officer. As a result of these transfers, Group Investment Solutions no longer owns shares of Series D Preferred Stock as of the Record Date. (c) On April 23, 2010, JBD Management, LLC, sold 169 shares of its Series D Preferred Stock to Lintel Corporation and 250 shares of Series D Preferred Stock to Lee Barton, the principal stockholder of Lintel Corporation, all at a price of $1,000 per share, leaving JBD Management, LLC with 581 shares of Series D Preferred Stock at the Record Date.

U.S. Securities and Exchange Commission
June 14, 2010

On June 14, 2010, the Company filed a revised preliminary Schedule 14A in response to the Staff’s comments in its letter dated June 11, 2010.  This response is filed by EDGAR.  Marked copies of the revised preliminary Schedule 14A are enclosed with hard copies of this letter, delivered to the Staff by overnight courier service.

The Company acknowledges in connection with the Company’s response herein and to the filings made as part of such response that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the willingness of the Staff to discuss previous questions with the Company or our counsel.  The Company desires to expedite the filing of the definitive Schedule 14A as soon as possible.  We are therefore faxing a copy of this letter to the Staff and would request the opportunity to discuss any remaining questions you may have by telephone conference call following your receipt of this letter and the revised preliminary Schedule 14A. We will contact you to schedule that call.    Please contact the undersigned at (801) 451-6141 if you have any further questions or need further clarification.

Sincerely,

SECUREALERT, INC.

/s/  John L. Hastings, III
John L. Hastings, III
President

cc:  Kevin R. Pinegar, Esq.
       Wayne D. Swan, Esq.